EXHIBIT 99.9

CONSENT

TO:	United States Securities and Exchange Commission

RE:	Technical report entitled “Mineral Resource and Reserve Update, Diavik Diamond Mine, Northwest Territories, Canada – Prepared for Harry Winston Diamond Corporation” dated April 23, 2008 (the “Technical Report”)

The undersigned, the author of the Technical Report, hereby:

1.

Consents to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the annual information form dated April 19, 2010 issued and filed by Harry Winston Diamond Corporation (the “2010 AIF”);

2.

Consents to the use of my name in connection with the 2010 AIF, which is being filed as an exhibit to and incorporated by reference into the annual report on Form 40-F of Harry Winston Diamond Corporation being filed with the United States Securities and Exchange Commission (the “Form 40-F”) and the Technical Report which is being incorporated by reference into the Form 40-F;

3.

Confirms that I have read the 2010 AIF and have no reason to believe that there are any misrepresentations in the information derived from the Technical Report or that 2010 AIF contains any misrepresentation of the information contained in the Technical Report.

DATED the 19th day of April, 2010.

/s/ CALVIN G. YIP
CALVIN G. YIP, P. ENG.